

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 16, 2008

Mr. Han Zhihao
Sinopec Shanghai Petrochemical Company Limited
No. 48 Jinyi Road, Jinshan District
Shanghai, PRC 200540

> **RE:** **Sinopec Shanghai Petrochemical Company Limited**
> **Form 20-F for the fiscal year ended December 31, 2007**
> **Filed June 26, 2008**
> **File #1-13158**

Dear Mr. Han:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief